SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Commission File Number 000-50778

                                  Hemosol Corp.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F: Form 20-F  X    Form 40-F
                                                 ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       No  X
    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

The following is included in this Report on Form 6-K:

1.   Press Release, dated as of May 6, 2005

2.   2005 First Quarter Report

3.   Certification of Interim Filings by Chairman and CEO, dated May 4, 2005

4.   Certification of Interim Filings by Chief Financial Officer, dated May 4,
     2005

Media Release

                                                                  [HEMOSOL logo]

FOR IMMEDIATE RELEASE


                Hemosol Announces First Quarter Financial Results

        Quarter Highlighted by Successful Scale-up of Cascade Technology

TORONTO, ON, May 6, 2005 - Hemosol Corp. (NASDAQ: HMSL, TSX: HML) today announced financial results and reviewed operations for the first quarter ended March 31, 2005. Unless otherwise stated, all dollar amounts presented herein are in Canadian dollars.

Highlights of the quarter included:

     o Completion of technology transfer and successful scale-up to the 30-litre level of the Cascade technology, allowing the Company to move forward with the development of three valuable therapeutic proteins;

     o Completion of installation and validation of vial filling capability pursuant to agreement with Organon Canada, in preparation for inspection and licensing by Health Canada - expected in the second quarter of 2005;

     o Negotiation of financial agreements to secure further funding and to extend the Company's line of credit;

     o Continued development of product pipeline including next generation oxygen therapeutic.

"In the first quarter we focused on implementing measures that will help Hemosol in its development of several important proteins and in establishing Meadowpine as a world class facility for clinical and commercial scale production," said Lee Hartwell, President and CEO of Hemosol. "Through our scale-up of the Cascade technology, the establishment of a sterile vial filling capability and the advancement of our product pipeline, we continue to build a stable platform for growth."

The Company's net loss increased modestly to $5.9 million or ($0.10) per share for the quarter ended March 31, 2005 from $5.0 million or ($0.09) per share for the quarter ended March 31, 2004. This increase included additional depreciation of $1.0 million as the Company started to amortize equipment now deemed available for use.

Total operating expenses for the quarter ended March 31, 2005 increased to $5.7 million from $3.5 million for the quarter ended March 31, 2004, an increase of $2.2 million. The principal cause of the increase was scientific and process development expenses that grew to $4.6 million from $2.1 million for the quarter ended March 31, 2004. This increase was mainly due to heightened activity related to bio-manufacturing as the Company readies its facility for the Health Canada licensing inspection and the additional depreciation of $1.0 million.

As of March 31, 2005 the Company had $1.3 million of cash and cash-equivalents. Subsequent to the end of the quarter Hemosol closed financings generating gross proceeds of approximately $13.4 million.

Cascade Technology Transfer

At the end of the first quarter Hemosol announced that it had successfully scaled the Cascade technology up to the 30-litre pilot scale. At this scale, and during earlier development and engineering stages, Hemosol achieved significantly higher protein yields compared to current methods. Hemosol will now build towards clinical scale production by the end of the third quarter of 2005 in an effort to develop three key therapeutic protein products: - Intravenous Immunoglobulins (IVIG), Alpha 1 Proteinase Inhibitor (A1PI), and von Willebrand Factor/Factor VIII (vWF/FVIII). The Company plans to file the first of three Investigational New Drug applications related to these initial lead proteins with the U.S. Food and Drug Administration later this year in order to initiate a clinical development program.

HEMOLINK Update

There was a significant effort by the company in 2004 to modify HEMOLINKTM (hemoglobin raffimer) and to investigate its effects in pre-clinical studies. These studies were largely conducted and completed in 2004 in preparation for discussion with the FDA that was subsequently held in March of 2005. This meeting helped to clarify further pre-clinical development required for HEMOLINK prior to the re-initiation of clinical trials. Based upon a combination of the outcome of this meeting, the nature of the product changes required and the resources and new focus of the Company, Hemosol has elected to pursue HRC 101 as a more cost effective, late pre-clinical product for development in this sector, subject to available resources. HRC 101 is targeted at high volume blood loss indications as may occur during emergency blood loss situations where the life saving quality of the product may be most effectively demonstrated. Hemosol's extensive drug development experience in, and understanding of, the field from the technical, regulatory and clinical perspective has been fully captured in the design of this next generation oxygen therapeutic, positioning the company to compete effectively in this sector.

"We believe that the refocusing of our oxygen therapeutic development program is the best way to extract value for shareholders in the near term," said Dr. David Bell, Chief Scientific Officer of Hemosol. "Hemosol is seeking partnership and business opportunities to advance development of its' products in an effort to unlock the value that resides within our product pipeline."

Product Pipeline

Other developments in the pipeline include the advancement of the hemoglobin-based drug delivery technology. Pre-clinical proof-of-concept studies have demonstrated the benefits of attaching the anti-viral drug, ribavirin, to hemoglobin for more effective delivery. The results have been presented at several major scientific conferences, most recently as an oral presentation by Hemosol's collaborating investigator in this area, Dr. Gary Levy, at the Tenth Annual International Liver Transplantation Society Congress in Kyoto, Japan
(2004). Hemosol has also conducted imaging studies through collaboration with Prof. J. Valliant, a leading expert at McMaster University using newly obtained, state-of-the-art pre-clinical SPECT/CT imaging equipment that clearly shows the of the ability of hemoglobin to serve as a liver targeting drug carrier. The Company believes there is a major unmet need in the treatment of liver disease, particularly liver cancer, that can be effectively addressed through the drug delivery technology developed at Hemosol.

Discoveries made in the identification of a new stem cell receptor have led to the development of a pre-clinical drug candidate in the form of a therapeutic monoclonal antibody targeted at the treatment of Epo non-responsive anemia (Epo or erythropoietin, is a well known drug used in the treatment of chronic anemia). The first presentation of results characterizing the expression and function of this receptor on hematopoietic progenitor cells will be made on May 5th at the International Society of Cellular Therapy meeting in Vancouver. Hemosol has initiated an active partnering program for this technology that may address a large segment of the Epo market that is currently underserved.

More Financial Results

Scientific and process development expenses increased to $4.6 million for the quarter ended March 31, 2005 from $2.1 million for the quarter ended March 31, 2004. This increase was mainly due to increased activity related to bio-manufacturing as the Company prepares its vial filling facility for the Health Canada licensing inspection. Included in this amount is additional depreciation of approximately $1.0 million for the technical equipment that is now deemed available for use.

Regulatory and clinical expenses of $0.3 million for the quarter ended March 31, 2005 were unchanged compared to the same period in fiscal 2004.

Administrative expenses decreased to $0.4 million from $0.8 million primarily due to lower estimates for capital taxes, reduction in salaries and lower insurance costs.

Marketing and business development expenses increased to $0.2 million in the first quarter from $0.1 million for the same period in 2004 primarily related to increased activity for business development costs associated with bio-manufacturing and pipeline partnering activities.

Amortization of deferred charges for the quarter ended March 31, 2005, were $0.3 million, representing the charge related to the maintenance of the guarantee of the Company's $20.0 million credit facility. Net interest expense increased slightly as a result of lower short- term investments and lower cash and cash-equivalent balances.

Financial Statements to Follow:

The following statements should be read in conjunction with the applicable notes, which can be found on the Company's website at www.hemosol.com.

Hemosol Corp. [A development stage company][Incorporated under the laws of Ontario]

CONSOLIDATED BALANCE SHEETS
(unaudited)


                                                                                          March 31        December 31
                                                                                              2005               2004
     (in thousands of dollars)                                                                   $                  $
     -----------------------------------------------------------------------------------------------------------------

     ASSETS [note 9]
     Current
     Cash and cash equivalents                                                                 307              4,230
     Cash held in escrow [note 7]                                                            1,000              1,000
     Prepaids and other assets                                                                 345                366
     Inventory                                                                               1,487              1,329
     -----------------------------------------------------------------------------------------------------------------
     Total current assets                                                                    3,139              6,925
     -----------------------------------------------------------------------------------------------------------------
     Property, plant and equipment, net [note 3]                                            81,950             83,104
     Patents and trademarks, net                                                             1,137              1,164
     License technology, net [note 4]                                                        8,934              5,022
     Deferred charges, net [note 5]                                                            579                177
     -----------------------------------------------------------------------------------------------------------------
                                                                                            95,739             96,392
     -----------------------------------------------------------------------------------------------------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current

     Accounts payable and accrued liabilities [note 4]                                       7,884              2,538
     Short-term debt [note 9]                                                                    -             20,000
     -----------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                               7,884             22,538
     -----------------------------------------------------------------------------------------------------------------
     Long-term debt [note 9]                                                                20,000                  -
     Minority interest                                                                       4,715              5,163
     -----------------------------------------------------------------------------------------------------------------
     Total long term liabilities                                                            24,715              5,163
     -----------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                      32,599             27,701
     -----------------------------------------------------------------------------------------------------------------

     Shareholders' equity
     Common shares [notes 4, 8 and 9]                                                      311,711            311,711
     Warrants and options [notes 6 and 8]                                                   14,384             14,080
     Contributed surplus                                                                     9,125              9,125
     Deficit                                                                              (272,080)          (266,225)
     -----------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                             63,140             68,691
     -----------------------------------------------------------------------------------------------------------------
                                                                                            95,739             96,392
     -----------------------------------------------------------------------------------------------------------------
     See accompanying notes

Hemosol Corp. [A development stage company][Incorporated under the laws of Ontario]

CONSOLIDATED STATEMENTS OF LOSS
(unaudited)


Three months ended March 31                               2005          2004
(in thousands of dollars except per share data)              $             $
--------------------------------------------------------------------------------

EXPENSES
Research and development
   Scientific and process                                4,632         2,104
   Regulatory and clinical                                 279           299
Administration                                             422           778
Marketing and business development                         190           107
Support services                                           183           184
Foreign currency translation gain                           (1)           (9)
--------------------------------------------------------------------------------

Loss from operations                                     5,705         3,463
Amortization of deferred charges                           347         1,253
Interest income                                            (18)          (36)
Interest expense                                           259           265
--------------------------------------------------------------------------------
Loss before minority interest and income taxes           6,293         4,945
Minority interest                                         (448)            -
Provision for current income taxes                          10            50
--------------------------------------------------------------------------------
Net loss for the period                                  5,855         4,995
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Basic and diluted loss per share                          0.10          0.09
--------------------------------------------------------------------------------
Weighted average number of
common shares outstanding [000]                         57,196        55,873
--------------------------------------------------------------------------------

HEMOSOL CORP [A DEVELOPMENT STAGE COMPANY] - INCORPORATED UNDER THE LAW OF
ONTARIO

 CONSOLIDATED STATEMENTS OF DEFICIT
 (unaudited)

 Three months ended March 31
 (in thousands of dollars)                                 2005          2004
 -------------------------------------------------------------------------------


 Deficit, beginning of period                           266,225       253,177
 Net loss for the period                                  5,855         4,995
 -------------------------------------------------------------------------------
 Deficit, end of period                                 272,080       258,172
 -------------------------------------------------------------------------------
 See accompanying notes

Hemosol Corp. [A development stage company][Incorporated under the laws of Ontario]

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)



Three months ended March 31                                             2005          2004
[in thousands of dollars]                                                  $             $
-------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net loss for the period                                               (5,855)       (4,995)
Add (deduct) items not involving cash
     Amortization of property, plant and equipment                     1,564           543
     Amortization of license technology                                   88            42
     Amortization of patents and trademarks                               27            29
     Amortization of deferred charges                                    347         1,253
     Minority interest                                                  (448)            -
     Stock-based compensation                                             64             -
     Foreign currency translation (gain) loss                             (1)            9
-------------------------------------------------------------------------------------------
                                                                      (4,214)       (3,119)
Net change in non-cash working capital
    balances related to operations                                     1,209        (1,693)
-------------------------------------------------------------------------------------------
Cash used in operating activities                                     (3,005)       (4,812)
-------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of property, plant and equipment                               (410)         (132)
-------------------------------------------------------------------------------------------
Cash used in investing activities                                       (410)         (132)
-------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds on issuance of common shares                                      -           180
Deferred charges [note 5]                                               (509)            -
Cash released from escrow                                                  -           448
-------------------------------------------------------------------------------------------
Cash provided by financing activities                                   (509)          628
-------------------------------------------------------------------------------------------
Effect of exchange rates on cash and cash equivalents                      1            (9)
-------------------------------------------------------------------------------------------

Net decrease in cash and
   cash equivalents during the period                                 (3,923)       (4,325)
Cash and cash equivalents, beginning of period                         4,230         8,125
-------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                 307         3,800
-------------------------------------------------------------------------------------------
See accompanying notes

About Hemosol

Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. Hemosol has a broad range of novel therapeutic products in development, including oxygen therapeutics and protein-based therapeutics to treat certain infectious diseases, cancers and anemia.

For more information visit Hemosol's website at www.hemosol.com.

The Common Shares are listed on the NASDAQ Stock Market under the trading symbol "HMSL" and on the TSX under the trading symbol "HML".


Contact:   Jason Hogan
           Investor & Media Relations
           416 361 1331
           800 789 3419
           416 815 0080 fax
           ir@hemosol.com
           --------------
           www.hemosol.com
           ---------------



Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to successfully implement the Cascade technology and commercialize products derived there from; Hemosol's ability to obtain additional financing which is critical to the implementation of the Cascade technology and to Hemosol's continued viability as a going concern; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; Hemosol's ability to enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products and services; the degree of market penetration of Hemosol's products; Hemosol's ability to attract and retain clients for its bio-manufacturing services; the risk that Hemosol may not become profitable; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

                                                  2005/ First Quarter Report






                               [GRAPHIC OMITTED]

LETTER TO SHAREHOLDERS
For the period ended March 31, 2005


Dear Shareholders:

Hemosol had an active first quarter of 2005 during which we focused on implementing measures that will help the Company to develop several important proteins and to establish Meadowpine as a world-class facility for clinical and commercial scale production. Through our scale-up of the Cascade technology, the establishment of a sterile vial filling capability and the advancement of our product pipeline, we continue to build a stable platform for growth.

At the end of the quarter we announced the successful scale-up of the Cascade technology to the 30-litre pilot level. At this scale, and during earlier development and engineering stages, Hemosol achieved significantly higher protein yields compared to current methods. We will now build towards clinical scale production by the end of the third quarter of 2005 in an effort to develop three key therapeutic protein products: - Intravenous Immunoglobulins (IVIG), Alpha 1 Proteinase Inhibitor (A1PI), and von Willebrand Factor/Factor VIII (vWF/FVIII). The Company plans to file the first of three Investigational New Drug applications related to these proteins with the U.S. Food and Drug Administration (FDA) later this year in order to initiate a clinical development program.

We also made a critical decision about HEMOLINKTM. As you know, our team made a significant effort in 2004 to modify the product and to investigate its effects in pre-clinical studies. These studies were largely conducted and completed in 2004 in preparation for discussion with the FDA. This meeting, held in March 2005, clarified that further pre-clinical development was required for HEMOLINK prior to the re-initiation of clinical trials. Based upon the outcome from this meeting, the nature of the product changes required and the resources and new focus of the Company, Hemosol will pursue HRC 101, our second generation oxygen therapeutic, as a more cost effective, late pre-clinical product for development in this sector, subject to available resources. HRC 101 is targeted at high volume blood loss indications where the life saving quality of the product may be most effectively demonstrated. We strongly believe that the refocusing of our oxygen therapeutic development program is the best way to extract value for shareholders in the near term. We are also seeking partnership and business opportunities to advance development of our products in an effort to unlock the value that resides within our product pipeline.

In fact, when Hemosol's portfolio of proprietary oxygen therapeutic and hemoglobin-based drug delivery products is combined with the three initial proteins derived from the Cascade technology, our Company is in a position to move forward with multiple products. By the end of this year, we will have a very impressive pipeline that includes a number of late-stage candidates.

Throughout the remainder of 2005 we plan to sustain the momentum created during the first quarter. By the end of the year, we plan to be a company with several potentially commercially valuable drug candidates in our portfolio. I look forward to updating shareholders on our progress regularly. Yours truly,

/s/ Lee Hartwell
----------------------------
Lee Hartwell
President and CEO
April 6, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS FOR THE PERIOD ENDED MARCH 31, 2005

The following information should be read in conjunction with the Company's unaudited Consolidated Financial Statements and Notes included in this Quarterly Report and should also be read in conjunction with the audited Consolidated Financial Statements and Notes, and Managements Discussion and Analysis of Financial Condition and Results of Operations contained in Hemosol Corp.'s 2004 Annual Report.

NOTE: ALL FIGURES DISCUSSED IN THIS SECTION ARE STATED IN CANADIAN DOLLARS EXCEPT WHERE NOTED AND ALL REFERENCES TO "COMMON SHARES" REFER TO THE COMMON SHARES OF THE COMPANY.

OVERVIEW

Hemosol Corp. ("Hemosol or the Company") is a biopharmaceutical company focused on the discovery, development and manufacture of biologics, particularly blood-related proteins. The Company is currently in the process of implementing a cascade purification process that uses a novel separation technology to recover valuable therapeutic proteins from human plasma. This process is referred to as the Cascade. The Company obtained exclusive North American rights for the implementation of the Cascade and commercialization of plasma-based therapeutic protein products derived using the Cascade as part of a strategic alliance with ProMetic Biosciences Inc. ("ProMetic") that was finalized in June 2004. During the quarter a pilot or 30-litre scale process of the Cascade was successfully implemented at the Company's state-of-the-art Meadowpine manufacturing facility (the "Meadowpine Facility") and efforts for the balance of 2005 and 2006 will focus on implementation of the Cascade at the scale required for the production of clinical trial materials.

In addition to the implementation of the Cascade, the Company is continuing to develop a portfolio of protein-based therapeutics to treat cancer, anemia and certain infectious diseases. The Company also continues to advance a number of initiatives to generate revenue in the near term through the provision of blood-related manufacturing services to biotechnology and biopharmaceutical companies.

Since the Company's inception, it has devoted substantially all of its resources to research and development programs, clinical trials, regulatory approvals and the development of manufacturing capabilities and capacity. In light of the limited resources available to the Company, as well as the time and expense likely required to address certain adverse results noted in the course of clinical trials of HEMOLINK(TM) (hemoglobin raffimer), the Company elected to defer further clinical development of HEMOLINK and focus on the more immediate opportunities presented by the implementation of the Cascade and the commercialization of the resulting plasma-based therapeutic protein products. Further clinical and commercial development of HEMOLINK will depend on (i) financial resources; and (ii) the success of partnering activities. Hemosol has significant knowledge in the area of oxygen therapeutics and continues to believe that HEMOLINK may prove to be a valuable therapeutic to treat a variety of indications including anemia caused by chemotherapy or blood replacement for patients with life-threatening blood loss.

The Company was incorporated on February 24, 2004 under the Business Corporations Act (Ontario) and is the successor to the business of LPBP Inc. (formerly, Hemosol Inc.), which was incorporated on July 11, 1985 under the Business Corporations Act (Ontario). On April 30, 2004, the Company concluded a Plan of Arrangement (the "Arrangement") involving Hemosol Inc. (which was renamed LPBP Inc. after the plan of arrangement became effective), its security holders and MDS Inc ("MDS"). All of Hemosol's business is conducted through and all of Hemosol's assets are held by Hemosol LP., a limited partnership. Hemosol is the general partner of Hemosol LP and LPBP Inc. is the limited partner. Hemosol owns approximately 93% interest in Hemosol LP and LPBP Inc. has approximately 7% interest in Hemosol LP.

The Common Shares are listed on the Toronto Stock Exchange (the TSX) under the symbol HML and on the Nasdaq National Market (Nasdaq) under the symbol HMSL.

2005 Financing Transactions

SPECIAL WARRANT ISSUE

On March 30, 2005, Hemosol entered into an agency agreement providing for the sale (the "Special Warrant Offering") of 10,945,746 special warrants (the "Special Warrants") through Loewen, Ondaatje, McCutcheon Limited ("LOM") and Life Science Group, Inc. ("LSG" and, together with LOM, the "Agents"), as agents. The Special Warrants were issued at a purchase price of $0.67 for gross proceeds of $7,333,650. Each Special Warrant entitles the holder to acquire, at no additional cost, one Common Share and one Common Share purchase warrant of the Company (a "Warrant"). Each Warrant will entitle the holder thereof to purchase one Common Share at an exercise price of $1.00 per Common Share at any time prior to April 8, 2010.

As partial compensation for their services, the Agents received broker's warrants entitling each of the Agents to acquire, without additional consideration, that number of compensation options equal to 5% of the number of Special Warrants sold by such Agent pursuant to the Special Warrant Offering. A total of 547,287 broker warrants exercisable into 547,287 compensation options were issued to LSG and LOM. Each compensation option entitles the holder thereof to purchase one Common Share and one Warrant at a price of Cdn$0.67 at any time prior to April 8, 2010. Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $1.00 per Common Share at any time prior to April 8, 2010. In addition, LSG acted on behalf of Hemosol in the solicitation of the Laurus Placement (as defined below) and in partial consideration for such services receive 72,464 broker warrants at an exercise price of $1.00 per broker warrant entitling LSG to acquire, 72,464 warrants that in turn can each be exercised for no additional consideration into one Common Share.

A prospectus qualifying the distribution of the Common Shares and Warrants underlying the Special Warrants is expected to be filed on or before July 8, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS FOR THE PERIOD ENDED MARCH 31, 2005

LAURUS PLACEMENT

On March 30, 2005, the Company entered into a securities purchase agreement (the " Securities Purchase Agreement") with Laurus Master Fund, Ltd. ("Laurus"), pursuant to which Hemosol issued to Laurus on April 8, 2005, on a private placement basis (the" Laurus Placement"), a convertible note (the" Laurus Note") secured by a second charge over all of Hemosol's assets. The Laurus Note in the principal amount of U.S.$5million has a term of three years, and is convertible into Common Shares at a conversion price per Common Share (the "Conversion Price") equal to U.S.$0.69, subject to adjustment in accordance with the terms of the Laurus Note. The Laurus Note bears interest at a rate equal to the prime rate plus 2% (subject to adjustments), and principal repayment will not commence until the tenth month of the term. Interest and principal under the Laurus Note may be paid in Common Shares if certain conditions are met and the rate of interest will be decreased in stages if the Common Shares appreciate to specified levels. The Laurus Note provides that if Hemosol issues any Common Shares or securities convertible into Common Shares to a person other than Laurus at any time prior to the conversion or repayment in full of the principal amount of the Laurus Note (subject to certain exceptions) for a consideration per Common Share that is lower than the Conversion Price, the Conversion Price shall be reduced to such lower consideration.

In addition, pursuant to the Securities Purchase Agreement, Hemosol issued to Laurus a warrant (the "Laurus Warrant") to purchase 2,729,122 Common Shares exercisable within five years at an exercise price of U.S.$0.86 per Common Share as to 54% of the Common Shares issuable under the Laurus Warrant, and U.S.$1.04 per Common Share as to the remaining 46% of the Common Shares issuable under the Laurus Warrant. LSG acted on behalf of Hemosol in the solicitation of the Laurus Placement and in partial consideration for such services received 72,464 broker warrants entitling LSG to acquire, for no additional consideration, 72,464 warrants that each have an exercise price of $1.00 and permit LSG to purchase 72,464 Common Shares. The transactions described in the Securities Purchase Agreement closed on April 8, 2005.

EXTENSION OF LOAN

On March 30, 2005, Hemosol entered into an amended and restated commitment letter (the "Amended and Restated Commitment Letter") with The Bank of Nova Scotia (the "Bank") pursuant to which the Bank extended the term of the $20 million loan (the "Loan") of Hemosol LP, of which Hemosol Corp. is the general partner and LPBP Inc. is a limited partner, from May 25, 2005 to May 25, 2007, conditional upon the MDS Guarantee Extension (as defined below).

EXTENSION OF MDS GUARANTEE

On March 30, 2005, Hemosol also entered into a memorandum of understanding with MDS (the "MDS Memorandum") pursuant to which MDS agreed to extend the term of its guarantee of the Loan dated November 22, 2002, as subsequently amended (the "Guarantee"), from June 20, 2005 to June 20, 2007 (the "MDS Guarantee Extension") in consideration for the issuance of the MDS Warrant, the granting of certain additional covenants by Hemosol and the entering into of a registration and sale participation rights agreement (the "Registration Agreement"). The Registration Agreement provides that if Hemosol raises net proceeds from any financing through the issuance of securities which generates in excess of US$35 million where:

     o such financing is by way of a public offering which includes the filing of a prospectus (a "Prospectus Offering"), Hemosol will grant to MDS the right to qualify the Common Shares and/or warrants held by MDS ("MDS Held Securities") under the same prospectus; and

     o in the event of a private placement (a "Private Placement") of securities of Hemosol, MDS will have the right to sell a portion of the MDS Held Securities to the purchasers of such Private Placement; provided that in each case the aggregate price of the MDS Held Securities required to be qualified for sale or to be sold by MDS, as applicable, will not exceed 20% of the aggregate price of the securities being offered under such Prospectus Offering or Private Placement. In addition, where the managing underwriter or lead agent selected for any Prospectus Offering or Private Placement determines in good faith that marketing factors require a limitation on the number of the securities to be qualified or issued, Hemosol may exclude from the prospectus or Private Placement, as applicable, the number of MDS Held Securities which, when combined with the number of Hemosol securities, would exceed such limitation.

In connection with the MDS Memorandum, on April 8, 2005, Hemosol entered into a subscription agreement with MDS (the "Subscription Agreement") governing the issuance by Hemosol to MDS of a warrant to purchase 2,750,000 Common Shares (the "MDS Warrant"). The MDS Warrant, which was issued to MDS on April 8, 2005, has an exercise price of $0.84 per Common Share (subject to adjustments in accordance with its terms) and a term of five years from the date of issue. One half of the MDS Warrant vested immediately upon issuance thereof and the remaining one half will vest in equal portions on the 20th day of each calendar month, commencing on June 20, 2005 and ending on May 20, 2007 or such earlier date as the Guarantee is terminated, at which time the MDS Warrant will fully vest.

PROMETIC ISSUANCE

On March 30, 2005 and April 6, 2005, Hemosol and ProMetic entered into amendments (the "ProMetic License Amendments") to the license agreement between Hemosol and ProMetic dated June 1, 2004. Pursuant to these amendments, the $4 million milestone payment, which was due to ProMetic as a result of the successful implementation of the Cascade process at the 30-litre pilot scale, has been replaced with a cash payment of $1.1 million and the issuance to ProMetic of 3,488,372 Common Shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS FOR THE PERIOD ENDED MARCH 31, 2005

Strategic Alliance with ProMetic

During the quarter, the Company achieved its first milestone under the license agreement with ProMetic relating to the attainment of the 30 litre pilot-scale production with the Cascade at targeted yields. In accordance with the license agreement, on achievement of this milestone, Hemosol was to have made a cash milestone payment of $4 million to ProMetic. In accordance with the ProMetic License Amendments the Company satisfied the $4 million milestone payment with a cash payment of $1.1 million and the issuance to ProMetic of 3,488,372 Common Shares.

As part of the strategic alliance with ProMetic, the Company had also executed an agreement in principal with the American Red Cross ("ARC") describing the primary commercial goals of a potential supply and purchase arrangement, pursuant to which the ARC would (i) supply raw plasma to Hemosol and (ii) purchase select therapeutic proteins from Hemosol that had been isolated using the Cascade. Following the recent strategic decision by the ARC to discontinue the distribution of therapeutic plasma products, the Company does not believe that a supply and purchase agreement with the ARC - as initially contemplated - will be completed. The ARC continues to operate blood collection facilities and supply raw plasma on a wholesale basis and, provided that a commercially competitive supply arrangement can be negotiated, the ARC may be one of several plasma suppliers to the Company. The ARC continues to support the technical transfer of the technology to Hemosol and it's ongoing development.

Bio-Manufacturing

Hemosol is actively pursuing opportunities to generate revenues over the short to mid-term by using the Meadowpine facility to provide bio-manufacturing services to companies in the biotechnology and biopharmaceutical sectors focused in the area of blood and blood protein products. Hemosol believes that there is demand for these services.

BIOMEDICAL FRONTIERS INCORPORATED

As part of the Company's bio-manufacturing initiative, it negotiated an agreement with Biomedical Frontiers Incorporated ("BMF"), a private biopharmaceutical company located in Minneapolis, Minnesota, under which Hemosol will produce two separate iron-binding drugs (40SD02 and 25SD04). These injectable drug formulations will be used by BMF for pre-clinical and clinical studies for treatment of iron poisoning, iron overload and diabetic complications. Production for these drugs is scheduled to begin in the second quarter of 2005 and revenue from the agreement governing the BMF relationship is expected to contribute modestly to the Company's revenue in 2005.

NASDAQ Listing

On June 21, 2004, Hemosol received a Nasdaq staff determination indicating that Hemosol was not in compliance with the minimum bid price of U.S. $1.00 per Common Share which is a requirement for continued listing on Nasdaq. This notice indicated that the Company had until December 20, 2004 to regain compliance with Nasdaq's minimum bid price requirement and that the Company may qualify as of such date for an additional 180 day extension of the compliance period. On December 21, 2004, the Company applied for and received from Nasdaq an additional 180 day extension (to June 16, 2005) to regain compliance with Nasdaq's minimum bid price requirement. If on June 16, 2005, the Company has not complied with minimum bid price requirement it may implement a share consolidation in an effort to regain compliance.

SHARE CONSOLIDATION

At the special meeting of Shareholders held on January 22, 2004, Shareholders adopted a special resolution approving an amendment to the articles of Hemosol to give the board of directors discretion to consolidate the issued and outstanding Common Shares on the basis of a ratio within the range of one post-consolidation Common Share for every two pre-consolidation Common Shares to one post-consolidation Common Share for every four pre-consolidation Common Shares, with the ratio to be selected and implemented by the board of directors of Hemosol in its sole discretion, at any time prior to January 22, 2005. In light of the 180 day extension received from Nasdaq on December 21, 2004, the board of directors elected not to implement a share consolidation prior to the expiry of the discretion conferred under the special resolution noted above. Accordingly, the Company plans to place a similar resolution before shareholders at the annual and special meeting scheduled for June 7, 2005.

RESULTS OF OPERATIONS

FOR THE PERIOD ENDED MARCH 31, 2005

Net Loss

The Company's net loss for the quarter increased from $5.0 million, or $0.09 per share for the quarter ended March 31, 2004 to $5.9 million, or $0.10 per share for the quarter ended March 31, 2005. Included in this quarter results was additional depreciation of $1.0 million as a result of the Company starting to amortize the technical equipment it has now deemed available for use, the recording of stock based compensation expenses of $0.06 million and amortization of non-cash deferred charges related to financing costs of $0.3 million, which were partially offset by the recording of minority interest of $0.4 million as a result from the 7% partnership interest held by LPBP Inc. in Hemosol LP.

Operating Expenses

The Company's operating expenses consist of research and development expenses, administration, marketing and business development, and support services expenses.

Research and development expenses are comprised of scientific and process development expenses, and regulatory and clinical expenses. Scientific and process development expenses include expenses incurred in connection with basic and applied research, including all pre-clinical trial activity, the optimizing of the manufacturing process and the costs of producing materials for clinical trials. Regulatory and clinical expenses are comprised of costs associated with the Company's ongoing and planned clinical trials and its current and planned regulatory development.

Administration expenses are comprised of executive management and administrative costs, including all costs related to being a public registrant in the U.S. and Canada, as well as directors and officers insurance and human resource development costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS FOR THE PERIOD ENDED MARCH 31, 2005

Marketing and business development costs are comprised of business developments costs associated with contract manufacturing and pipeline partnering activities.

Support services include the cost of information technology, security, materials management, and purchasing.

Total operating expenses for the quarter ended March 31, 2005 increased to $5.7 million from $3.5 million for the quarter ended March 31, 2004, an increase of $2.2 million.

Scientific and Process Development Expenses

Scientific and process development expenses increased from $2.1 million for the quarter ended March 31, 2004 to $4.6 million for the quarter ended March 31, 2005, an increase of $2.5 million. This increase was mainly due to increased activity related to the Company's bio-manufacturing initiatives and costs related to the requisite validation and licensing of the Meadowpine Facility by Health Canada. Included in this amount is additional depreciation of approximately $1.0 million for the technical equipment that is now deemed available for use.

Regulatory and Clinical Expenses

Regulatory and clinical expenses remained consistent for the quarter ended March 31, 2005 compared to the same period in fiscal 2004. These costs represent routine baseline regulatory and clinical support activities.

Administration Expenses

Administrative expenses decreased from $0.8 million for the quarter ended March 31, 2004 to $0.4 million for the quarter ended March 31, 2005, a decrease of $0.4 million. This decrease was due primarily to lower estimates for capital taxes, reduction in salaries, and lower insurance costs.

Marketing and Business Development Expenses

Marketing and business development expenses increased from $0.1 million for the quarter ended March 31, 2004 to $0.2 million for the quarter ended March 31, 2005, an increase of $0.1 million. This increase primarily resulted from increased activity for business development costs associated with the bio-manufacturing initiative and partnering activities related to the drug development pipeline.

Amortization of Deferred Charges

Amortization of deferred charges for the quarter ended March 31, 2005, were $0.3 million, which represents charges related to a portion of the warrants issued to MDS in 2004 as part of the consideration for its initial guarantee of the Loan.

Interest

Net interest expense slightly increased for the quarter ended March 31, 2005 compared to the same period in the prior year. This slight increase was a result of lower short- term investments and lower cash and cash-equivalent balances.

CASH FLOW

Operating Activities

The cash used in operating activities decreased from $4.8 million for the period ended March 31, 2004 to $3.0 million for the quarter ended March 31, 2005, a decrease of $1.8 million. This decrease in cash used in operating activities was a result of expenses related to the plan of arrangement that were recorded as prepaid expenses at March 31, 2004.

Investing Activities

The cash used in investing activities increased from $0.1 million for the quarter ended March 31, 2004 to $0.4 million for the quarter ended March 31, 2005, an increase of $0.3 million. This increase was a result of higher expenditures for capital in relation to validating the manufacturing facility for bio-manufacturing activity.

Financing Activities

In 2003, the Company received net proceeds of $5.4 million representing the net proceeds from the Series A and B special warrants issued in November 2003, of which $0.4 million was placed in escrow. On January 23, 2004, $0.4 million representing the net proceeds form the Series B special warrants issued in November was released from escrow to the Company.

Deferred Charges

Deferred charges for the period ended March 31, 2005 related to costs associated with the private placement (see 2005 Financing Transactions above).

Quarterly Financial Data
(Thousands of dollars)

                                        2005               2004                       2003
----------------------------------------------------------------------------------------------------------
                                          Q1      Q4      Q3      Q2        Q1     Q4         Q3      Q2
                                        ------  ------  ------  ------    ------  ------    ------  ------
                                        3/31    12/31   9/30    6/30      3/31    12/31     9/30    6/30
REVENUE                                 0       0       0       0         0       0         0       0
Loss from operations                    5,704   5,019   5,603   4,518     3,463   10,411    4,274   8,099
Net loss (income) for  the period       5,855   4,486   3,596   (2,929)   4,995   10,411    3,984   8,099
Net loss (income)  for the period       0.10    0.08    0.06    (0.05)    0.09    0.22      0.09    0.21
per common share

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2005 the Company had $1.3 million of cash and cash-equivalents.

On March 31, 2005, the Company entered into agreements related to a private placement for total proceeds of approximately $13.4 million. The private placement includes the issuance of the Laurus Note in the amount of US$5.0 million and a subscription agreement providing for the issuance of 10,945,746 special warrants at a price of $0.67 per special warrant. Each special warrant will be exercisable into one Common Share and one warrant. Each warrant entitles the holder to purchase one Common Share at an exercise price of $1.00 for a period of 60 months (See 2005 Financing Transactions above).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS FOR THE PERIOD ENDED MARCH 31, 2005

The closing of the private placement took place on April 8, 2005. Hemosol has not been profitable since inception, and at March 31, 2005, the Company had an accumulated deficit of $272.1 million.

The Company's ability to continue as a going concern is dependent upon its ability to secure additional financing in order to be able to continue its development activities and successfully bring its products to market, either on its own or with partners.

The Company is actively pursuing further opportunities to generate revenues and reduce its cash burn such as using its Meadowpine facility to provide manufacturing services to companies in the biotechnology and biopharmaceutical sectors focused in the area of blood and blood protein products. In September 2004, the Company signed a multi-year agreement with Organon Canada. This agreement is expected to modestly contribute to the Company's revenue beginning in May of 2005.

The Company believes that it will be successful in pursuing other opportunities or securing additional financing and as a result will be able to meet its short-term cash flow requirements. However, the successful conclusion of these transactions cannot be predicted at this time which casts substantial doubt on the Company's ability to continue as a going concern.

CAPITAL EXPENDITURES

In 2004, the Company secured its first significant contract manufacturing opportunity with Organon. This resulted in the Company having to make some capital modifications to its Meadowpine Facility to accommodate this revenue generating opportunity. In 2004, the Company spent $1.4 million in capital expenditures related to bio-manufacturing activities, of which $1.2 million related to the installation of vial filling equipment and related structural modifications.

For the 2005 fiscal year, the Company plans to invest approximately $1.5 million in capital expenditures. For the period ended March 31, 2005 the Company spent approximately $0.4 million related to bio-manufacturing activities.

COMMITMENTS

Long-Term Debt

On October 25, 2002, the Company entered into a credit facility agreement with the Bank in the amount of $20 million. This facility is guaranteed by MDS [the "Guarantee"], a shareholder with greater than 10% shareholding in the Company and has a number of appointees to the Board of Directors, and is collateralized by a fixed and floating charge over all of the assets of the Company. Under the Guarantee, MDS is subrogated and takes an assignment of the rights and remedies of the Bank under the facility. Borrowings under the facility bear interest at a rate of prime plus 1% per annum, or a bankers' acceptance fee of 2% per annum, with interest payable monthly.

As part of a special meeting of the shareholders that was held on January 22, 2004, the Company was authorized to issue an additional 4,000,000 warrants to MDS. The issuance of the warrants had the effect of extending the expiry date of the facility from October 1, 2004 to May 25, 2005. As part of the Arrangement the 4,000,000 warrants were reduced to 2,000,000 warrants and issued on August 25, 2004. Of these 2,000,000 warrants, 1,833,332 had vested as of March 31, 2005 and the remaining 166,668 will vest in April, 2005.

Subsequent to the end of the first quarter of fiscal 2005, on April 8, 2005, the Company completed a private placement and a series of related transactions, which included the extension of the Loan and Guarantee to May 25, 2007 and June 20, 2007 respectively. For full details, please refer to "2005 Financing Transactions" above.

ProMetic

The Company has agreed to pay ProMetic milestone payments with a maximum aggregate value of approximately $14.0 million. These payments are due and payable by Hemosol to ProMetic upon the achievement of four separate predetermined technical and regulatory milestones.

During the quarter, the Company achieved the first milestone relating to the attainment of the 30-litre pilot-scale production with the Cascade at targeted yields. In accordance with the license agreement, on achievement of this milestone, Hemosol was to make a cash payment of $4 million to ProMetic. As noted above in the section "2005 Financing Transactions" Hemosol and ProMetic amended the license agreement, and Hemosol satisfied the $4 million milestone payment with the payment of $1.1 million in cash and the issuance to ProMetic of 3,488,372 Common Shares.

In addition to the milestone payments, Hemosol will pay ProMetic royalty fees of 8% of net sales of products isolated using the Cascade to resellers and a royalty of 5% of net sales of products isolated using the Cascade to end users, both on a worldwide basis.

OUTSTANDING SHARE DATA

Subsequent to the end of the first quarter of fiscal 2005, on April 8, 2005, the Company completed a series of transactions including a private placement of securities. For full details, please refer to "2005 Financing Transactions" above. As a result, at May 5, 2005 the Company had 60,683,952 Common Shares outstanding and 44,680,334 outstanding warrants and options.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS FOR THE PERIOD ENDED MARCH 31, 2005

OUTLOOK

The Company expects to incur further losses from operations until it is able generate commercial revenue from therapeutic proteins derived from the Cascade or any of its other initiatives, currently estimated to commence in 2008.

The Company's monthly cash used in operating activities for 2005 will be approximately $1.5 million, exclusive of any milestone payments that may come due pursuant to the ProMetic license agreement. Operating expenses beyond this period will depend on a number of factors and guidance will be updated accordingly. The Company's ability to continue as a going concern and implement the Cascade technology is dependent upon its ability to secure additional financing. Hemosol is pursuing various equity and non-equity financing alternatives. The Company believes that it will successfully conclude one or more of these transactions. However, the successful conclusion of these transactions cannot be predicted at this time. Should these efforts be unsuccessful, there will be substantial doubt about the Company's ability to continue as a going concern.

The Company continues to pursue a number of strategic opportunities with respect to the commercialization of its pipeline of oxygen therapeutics and drug delivery products as well as opportunities related to the utilization of the Meadowpine manufacturing facility.

FORWARD LOOKING STATEMENTS

To the extent any statements made in this document contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results in other risks. Many risks and uncertainties are inherent in the pharmaceutical industry; others are more specific to the Company. Many of the significant risks related to the Company are described in the Company's 2004 annual report.

CONSOLIDATED STATEMENTS OF BALANCE SHEETS
(unaudited)


See Note 2 - Going Concern Uncertainty and Note 9 - Subsequent Events               March 31     Dec. 31
(in thousands of dollars)                                                             2005        2004
                                                                                        $          $
---------------------------------------------------------------------------------------------------------
ASSETS [note 9]
Current
Cash and cash equivalents                                                               307        4,230
Cash held in escrow [note 7]                                                          1,000        1,000
Prepaids and other assets                                                               345          366
Inventory                                                                             1,487        1,329
Total current assets                                                                  3,139        6,925
Property, plant and equipment, net [note 3]                                          81,950       83,104
Patents and trademarks, net                                                           1,137        1,164
License technology, net [note 4]                                                      8,934        5,022
Deferred charges, net [note 5]                                                          579          177
---------------------------------------------------------------------------------------------------------
                                                                                     95,739       96,392
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities [note 4]                                     7,884        2,538
Short-term debt [note 9]                                                                  -       20,000
---------------------------------------------------------------------------------------------------------
Total current liabilities                                                             7,884       22,538
---------------------------------------------------------------------------------------------------------
Long-term debt [note 9]                                                              20,000            -
Minority interest                                                                     4,715        5,163
---------------------------------------------------------------------------------------------------------
Total long term liabilities                                                          24,715        5,163
---------------------------------------------------------------------------------------------------------
Total liabilities                                                                    32,599       27,701
---------------------------------------------------------------------------------------------------------
Shareholders' equity
Common shares [notes 4, 8 and 9]                                                    311,711      311,711
Warrants and options [notes 6 and 8]                                                 14,384       14,080
Contributed surplus                                                                   9,125        9,125
---------------------------------------------------------------------------------------------------------
Deficit                                                                            (272,080)    (266,225)
---------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                           63,140       68,691
---------------------------------------------------------------------------------------------------------
                                                                                     95,739       96,392
---------------------------------------------------------------------------------------------------------
See accompanying notes

On behalf of the Board:

/s/ Edward E. McCormack                       /s/ Lee Hartwell
--------------------------------              ----------------------------------
Edward E. McCormack                           Lee Hartwell
Chairman of the Audit Committee               Director & Chief Executive Officer
and Director

CONSOLIDATED STATEMENTS OF LOSS
(unaudited)


Three months ended March 31
(in thousands of dollars except for share data)                                        2005        2004
                                                                                         $           $
---------------------------------------------------------------------------------------------------------
EXPENSES
Research and development
    Scientific and process [note 3]                                                   4,632        2,104
    Regulatory and clinical                                                             279          299
Administration                                                                          422          778
Marketing and business development                                                      190          107
Support services                                                                        183          184
Foreign currency translation gain                                                        (1)          (9)
---------------------------------------------------------------------------------------------------------
Loss from operations                                                                  5,705        3,463
Amortization of deferred charges [note 5]                                               347        1,253
Interest income                                                                         (18)         (36)
Interest expense                                                                        259          265
---------------------------------------------------------------------------------------------------------
Loss before minority interest and income taxes                                        6,293        4,945
Minority interest                                                                      (448)           -
Provision for current income taxes                                                       10           50
---------------------------------------------------------------------------------------------------------
Net loss for the period                                                               5,855        4,995
---------------------------------------------------------------------------------------------------------
Basic and diluted loss per share                                                       0.10         0.09
---------------------------------------------------------------------------------------------------------
 Weighted average number of  common shares outstanding [000's]                       57,196       55,873
See accompanying notes


CONSOLIDATED STATEMENTS OF DEFICIT
(unaudited)

 Three months ended March 31  (in thousands of dollars)                              2005 $       2004 $
---------------------------------------------------------------------------------------------------------
Deficit, beginning of period                                                        266,225      253,177
Net loss for the period                                                               5,855        4,995
Deficit, end of period                                                              272,080      258,172
---------------------------------------------------------------------------------------------------------
See accompanying notes

CONSOLIDATED CASHFLOWS
(unaudited)


Three months ended March 31
(in thousands of dollars)                                                             2005        2004
                                                                                        $           $
---------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period
Add (deduct) items not involving cash                                               (5,855)      (4,995)
  Amortization of property, plant and equipment                                      1,564          543
  Amortization of license technology                                                    88           42
  Amortization of patents and trademarks                                                27           29
  Amortization of deferred charges                                                     347        1,253
  Minority interest                                                                   (448)           -
  Stock-based compensation                                                              64            -
  Foreign currency translation (gain) loss                                              (1)           9
---------------------------------------------------------------------------------------------------------
                                                                                    (4,214)      (3,119)
Net change in non-cash working capital  balances related to operations               1,209       (1,693)
---------------------------------------------------------------------------------------------------------
Cash used in operating activities                                                   (3,005)      (4,812)
---------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchase of property, plant and equipment                                             (410)        (132)
Cash used in investing activities                                                     (410)        (132)
---------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds on issuance of common shares                                                    -          180
Deferred charges [note 5]                                                             (509)           -
Cash released from escrow                                                                -          448
Cash provided by financing activities                                                 (509)         628
---------------------------------------------------------------------------------------------------------
Effect of exchange rates on cash and cash equivalents                                    1           (9)
---------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents during the period                         (3,923)      (4,325)
Cash and cash equivalents, beginning of period                                       4,230        8,125
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                               307        3,800
---------------------------------------------------------------------------------------------------------
See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All dollar amounts in thousands, except as noted)

For the three month period ended March 31, 2005

(unaudited)

1.   BASIS OF PRESENTATION

Hemosol Corp. [the "Company" or "Hemosol"] was incorporated on February 24, 2004 under the Business Corporations Act (Ontario) and is the successor to Hemosol Inc. [subsequently renamed LPBP Inc.], which was incorporated on July 11, 1985. The accompanying unaudited consolidated financial statements of the Company have been prepared on a continuity of interest basis from Hemosol Inc.

The Company is a biopharmaceutical company focused on the development and manufacture of biologics, particularly blood-related proteins. The Company is currently in the process of implementing a novel cascade purification process to recover valuable proteins from human plasma, referred to as the "Cascade". The Company was granted exclusive North American rights for the implementation of the Cascade and commercialization of plasma-based therapeutic protein products derived using the Cascade as part of a strategic alliance with ProMetic Biosciences Inc. ["ProMetic"]. The Company intends to leverage its Meadowpine manufacturing facility to produce plasma-based therapeutic protein products using the Cascade. The Company is also advancing a number of initiatives to generate revenue through the provision of blood related manufacturing services to biotechnology and biopharmaceutical companies.

In addition to the implementation of the Cascade, the Company is continuing to develop a portfolio of protein-based therapeutics to treat certain infectious diseases, cancers and anemia. To date, the Company has not earned significant revenues and is considered to be an enterprise in the development stage.

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles applicable to interim financial reporting and do not include all of the disclosures required for annual financial statements. Thus, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2004. These interim statements follow the same accounting policies and methods as the annual financial statements.

2.   GOING CONCERN UNCERTAINTY

These unaudited interim consolidated financial statements have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

The Company is in its development stage and has incurred cumulative net losses since inception, including a net loss of $5,855 for the three month period ended March 31, 2005, and has a working capital deficit of $4,745 and an accumulated deficit of $272,080 as at March 31, 2005. As a result, the Company's ability to continue as a going concern is in substantial doubt and is dependent upon its ability to secure additional financing in order to be able to continue its development activities and successfully bring its products to market, either on its own or with partners.

The Company is actively pursuing further opportunities to generate revenues and reduce its cash burn such as using its Meadowpine facility to provide manufacturing services to companies in the biotechnology and biopharmaceutical sectors focused in the area of blood and blood protein products.

The Company believes that it will be successful in securing additional financing, in addition to events subsequent to March 31, 2005 [see note 9], and as a result will be able to meet its short-term cash flow requirements. However, the successful conclusion of these transactions cannot be predicted at this time.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

3.   PROPERTY, PLANT AND EQUIPMENT

During the quarter, the Company determined that $63,275 of previously unamortized technical equipment was available for use and commenced amortizing this equipment over its estimated useful life of 15 years. The total amortization expense for the period was $1,564 of which $1,061 related to the amortization of technical equipment initially available for use in the quarter.

4.   LICENSE TECHNOLOGY

During the quarter, the Company achieved a milestone under the license agreement with ProMetic relating to the attainment of the 30 litre scale production with the Cascade at targeted yields. In accordance with the license agreement on achievement of this milestone, a cash license payment of $4 million was due to ProMetic. Hemosol and ProMetic amended the license agreement, subject to the closing of the private placement [see Note 9]. Hemosol will satisfy the $4 million license fee by the payment of $1.1million in cash and the issuance to ProMetic of 3,488,372 common shares. The $4 million obligation is included in accrued liabilities at March 31, 2005. At March 31, 2005 this transaction has been excluded from the statement of cash flows as the transaction represents a non-cash investing activity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All dollar amounts in thousands, except as noted)

5.   DEFERRED CHARGES

Deferred charges consist of the following:


                                                                     March 31, 2004    Dec. 31, 2004
                                                                           $                 $
--------------------------------------------------------------------------------------------------------
Deferred debt issue costs-$20 million credit facility                     417               8,185
Deferred debt issue cost-US$5 million convertible note                    330
Deferred share issue costs                                                179
Less accumulated amortization                                             347                8,008
Net book value                                                            579                177
--------------------------------------------------------------------------------------------------------

Deferred debt issue costs represent costs related to the establishment of the Company's $20,000 credit facility in 2002 and the April 8, 2005 issuance of US$5,000 convertible note [see Note 9]. The non-cash portion of these costs related to warrants issued for the $20,000 credit facility during 2005 amounted to $240. Amortization of deferred debt issue costs for the period ended March 31, 2005 was $347.

Deferred share issue costs represent costs related to the issuance of common shares and warrants that closed on April 8, 2005 [note 9].


6.   EMPLOYEE STOCK OPTIONS

Compensation expense for employee stock options granted or modified on or after January 1, 2003 is accounted for using the fair value method and amounted to $64 for the three month period ended March 31, 2005 (2004-nil). No options were granted in the quarter. The Company does not recognize compensation expense for stock options granted to employees prior to January 1, 2003. The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees had been determined based on the fair value method. The table includes all stock options granted by the Company prior to January 1, 2003.

                                                                                  Three Month  Period Ended
--------------------------------------------------------------------------------- ------------ --------------
All amounts in thousands of Canadian dollars, except share data                    March 31,    March 31,
                                                                                     2005        2004
                                                                                       $           $
--------------------------------------------------------------------------------- ------------ --------------
Net loss as reported                                                               (5,855)      (4,995)
Estimated stock-based compensation costs                                             (115)        (158)
Pro forma net loss                                                                 (5,970)      (5,153)
Pro forma basic and diluted loss per common share                                   (0.10)       (0.09)
--------------------------------------------------------------------------------- ------------ --------------

The Black-Scholes option pricing model, used by the Company to calculate option values, as well as other accepted option valuation models, were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require four highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

7.   CASH HELD IN ESCROW

On April 30, 2004, Hemosol received cash proceeds of $16 million on the closing of the Arrangement from LPBP Inc., of which $1 million has been held in escrow to satisfy pre-closing contingent liabilities, if any, which arise within the one-year period following April 30, 2004. The Company is working towards the release of the escrowed funds.

8.   SHARE CAPITAL

The changes in common shares and warrants and options are as follows:


                                               Common shares                Warrants and options      Total
                                                   #             $             #            $           $
--------------------------------------------------------------------------------------------------------------
Balance December 31, 2004                      57,195,580    311,711       15,642,682      14,080     325,791
Stock-based compensation expense                    -             -             -              64          64
Issuance of common share purchase warrants          -             -           500,000         240         240
--------------------------------------------------------------------------------------------------------------
Balance March 31, 2005                         57,195,580    311,711       16,142,682      14,383     326,095
--------------------------------------------------------------------------------------------------------------

9.   SUBSEQUENT EVENTS

[a]      Private Placement Financing

On March 30, 2005, the Company entered into agreements related to a private placement financing for gross proceeds of approximately $13,400. The private placement includes a securities purchase agreement providing for the issuance of a convertible note in the amount of US$5,000 and a subscription agreement providing for the issuance of 10,945,746 special warrants of the Company. The closing of the private placement took place on April 8, 2005.

The convertible note has a second charge over all of the Company's assets, a term of 36 months and bears interest equal to US prime plus 2%. The convertible note can be converted into common shares of the Company at the holders' option based on a conversion price of US$0.69 per common share. The securities purchase agreement stipulates the issuance of a warrant with a term of five years which entitles the holder of the convertible note to purchase 2,729,122 common shares at an exercise price of US$0.86 per common share up to 54% of the warrants and US$1.04 per common share for the remaining 46% of the warrants. Each special warrant will be exercisable into one common share and one common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase one common share at an exercise price of $1.00 for a period of 60 months.

[b]      Extension of Guarantee and Expiry Date of Credit Facility

In conjunction with the completion of the private placement, the Company has entered into a memorandum of understanding with MDS. MDS extended the term of its guarantee on the $20,000 credit facility to June 20, 2007, and the bank extended the expiry date of the $ 20,000 credit facility to May 25, 2007. The obligations of the Company in connection with the facility is collaterized by a fixed and floating first charge in favour of the Bank over all of the Company's real and personal property assets. As consideration for the extension, the Company will issue to MDS 2.75 million common share purchase warrants at an exercise price of $0.84 per warrant.

BOARD OF DIRECTORS

LEE HARTWELL, B.A.,  C.A.
President and Chief Executive Offcer, Hemosol Corp.

MITCHELL J. KOSTUCH
President, SB Capital Corporation Ltd.

EDWARD LANE
Director, Consultant

WILFRED G. LEWITT
Chairman, MDS Inc.

EDWARD E. MCCORMACK
Director, Consultant

ROBERT H. PAINTER, PH.D., F.R.S.(U.K.) C. CHEM.
Professor Emeritus, University of Toronto, Departments of Biochemistry and Immunology

EDWARD K. RYGIEL
Chairman, Hemosol Corp. and Chairman, MDS Capital Corp.

C. ROBERT VALERI, M.D.
Director, Naval Blood Research Laboratory, Boston University

MANAGEMENT TEAM

DIRK ALKEMA, B.SC., PH.D.
Vice President, Operations

DAVID N. BELL, M.SC., PH.D.
Chief Scientific Officer & Vice President, Drug Development

LEE HARTWELL, B.A.,  C.A.
President and Chief Executive Officer

MICHAEL MATHEWS, B.SC., M.SC.
Vice  President, U.S. Operations

STOCK LISTING
Toronto Stock Exchange Symbol HML
Nasdaq National Market Symbol HMSL

TRANSFER AGENT

Computershare Trust Company of Canada

Stock & Bond Transfer Department
100 University Avenue, 9th Floor
Toronto, Ontario M5J  2Y1

For change of address, lost stock certificates and other related inquiries, please write to the above address or caregistryinfo@computershare.com

AUDITORS
Ernst & Young, LLP, Toronto, Ontario

SHAREHOLDER INFO

For annual and quarterly reports, news releases and other investor information, please contact Hemosol Investor Relations.

Telephone: 416-361-1331
Toll Free: 800-789-3419
Fax: 416-815-0080

Email: ir@hemosol.com
www.hemosol.com

                        Certification of Interim Filings



     I, Lee Hartwell, Chairman and Chief Executive Officer of Hemosol Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hemosol Corp., (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;



         Date: May 4, 2005



 /s/ Lee Hartwell
 -------------------------------------
 President and Chief Executive Officer

                        Certification of Interim Filings



     I, Lee Hartwell, Chief Financial Officer of Hemosol Corp., certify that:

4. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hemosol Corp., (the issuer) for the interim period ending March 31, 2005;

5. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

6. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;



         Date: May 5, 2005

 /s/ Lee Hartwell
 ---------------------------
 Chief Financial Officer

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  HEMOSOL CORP.


                                  By:  /s/ Lee Hartwell
                                       ----------------------------------------
                                       Name:  Lee D. Hartwell
                                       Title: President, Chief Executive Officer
                                              and Chief Financial Officer

Date:  May 12, 2005